"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

02 NOV 26 AM 10:01

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44

02056000

Date: 14.11.2002

ORK – Trade subject to notification

Orkla's Financial Investments area has on 13 November 2002 bought 11,868 shares in Elkem ASA at a price of NOK 175.49 per share. After this transaction Orkla including subsidiaries owns 19,072,842 Elkem shares, representing 38.7% of the share capital.

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